OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Larada Sciences, Inc.
dba



154 East Myrtle Ave, Suite 304
Murray, Utah 84107
1-801-533-5423

www.liceclinicsofamerica.com

Up to $1,070,000 of Class B Common Stock

Minimum purchase: $150

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE OFFERING

Minimum 1,739 shares of common stock ($10,000)
Maximum 186,086 shares of common stock ($1,070,000)*

Company	Larada Sciences, Inc. d/b/a Lice Clinics of America
Description of Business	Lice Clinics of America is a medical technology company that cures head lice infestations with proprietary FDA-cleared medical devices and topical formulations, all without pesticides or toxic materials.
Corporate Address	154 East Myrtle Ave, Suite 304, Murray, Utah 84107
Type of Security	Class B Common Stock
Purchase Price of Security Offered	$5.75
Minimum Investment Amount	$150.00**
Length of Offering	The offering will be open for 60 days (which date may be extended at our option) or the date when all the shares have been sold.
Discounts	Clinic owners, shareholders (Class A Common Stock and Preferred Stock) and employees are eligible to receive a 50% discount on the share price.
Perks	- Invest $300 and receive a Lice Remover Kit - Invest $500 and receive a Lice Remover Kit and a Lice Preventer Kit. - Invest $1,000 and have 10 Lice Remover Kits sent to the charity, shelter or school of your choice. - Invest $10,000+ and Lice Clinics of America will host a day of onsite "one and done" treatments at the shelter, charity, school or organization of your choice!
Concurrent Offerings	If the Company raises more than the maximum offering amount in this offering under Regulation Crowdfunding (also referred to as "Regulation CF"), it may conduct an offering under Regulation D for subscribers who are accredited investors.

* The minimum and maximum amounts have been rounded. The company does not sell fractional, at a share price of $5.75 a share the minimum amount is $9,999.25 and the maximum amount is $1,069,994.50. The number of shares for the target offering and the maximum offering amounts are the number of shares that would be sold if no discounts applied. The number of shares under the target and maximum offering amounts will be adjusted for the discount available. For instance if all investors received the discount and purchase shares at the discounted price of $2.87, the minimum number of shares for the target and maximum offering amounts would be approximately 3,478 and 372,173 respectively.

** At a share price of $5.75 per share, the company's minimum investment is 26 shares or $149.50 as the company does not sell fractional shares.

In this offering memorandum the terms "Larada," "Larada Sciences," "Lice Clinics of America" "we," "us," "our," or "the company" refer to Larada Sciences, Inc.

THE COMPANY AND ITS BUSINESS

Head lice don't just affect a child – they disrupt the whole community by complicating life for classmates, friends, siblings, and parents. Head lice unsettle everyone who comes in contact with them, leaving people embarrassed, frustrated and desperate to get life back to normal with those they care about.

Lice Clinics of America exists to make that return to normal life, and the joyful relief that comes with it, possible. To empower parents, school personnel, medical professionals and any other person caring for a child with the safest, fastest and most effective treatment – guaranteed.

Whether it's at one of our friendly professional clinics, or with one of our innovative, off-the-shelf options, we ensure every caretaker leaves confident in the knowledge that they chose the most proven and scientifically backed treatment.

It's a commitment to restoring happiness to kids, returning peace of mind to parents and relieving concerns across communities. In doing so, we ensure that every child and caregiver emerges from this difficult situation as not only healthier and happier, but as a hero too, having won the battle against head lice.

Our vision is a world empowered by science to treat head lice safely, swiftly and without stigmas.

History

The fundamental strategic objective of Larada Sciences (d/b/a Lice Clinics of America) is to build a nationally and internationally recognized brand that connects human head lice sufferers and their caregivers to comprehensive information, services, and products to end their lice infestations. We believe once suitably mature, the Lice Clinics of America brand will be the catalyst for a liquidity event in the public markets or an exit to an entity interested in deepening market share and extending the brand equity. We plan to achieve exit-worthiness by continuing to build a suite of lice-treatment solutions, each with different price points and user involvement such that there is a solution that appeals to everyone on the planet.

Larada Sciences was founded in 2006 to commercialize a lice-treatment method derived by researchers at the University of Utah who had discovered that human head lice, and most importantly their hard-to-kill eggs, could be quickly killed via warm-air dehydration. Our published clinical trials reflect that the company's dehydration treatment process is 99.2% effective at eradicating lice eggs (the most challenging part of treating head lice) with a single treatment.

The company began its expansion of its urgent care clinics in 2014 and today operates the world's largest network of professional lice-treatment centers using the brand Lice Clinics of America, with 152 U.S. clinics and 100 international clinics under exclusive licensing arrangements. These clinics perform guaranteed lice treatments using our professional heated-air FDA cleared medical device and they sell our proprietary line of do-it-yourself lice treatment and lice prevention products.



Countries in which we have licensed Lice Clinics of America clinics

Market

Head lice have been around as long as humans have. But the business of treating head lice has been relatively stagnant for years, with pesticide based topical solutions (i.e. the "lice shampoos") introduced 50 years ago and professional lice-treatment services (i.e. the "nitpickers") arriving nearly 20 years ago, all with relatively little innovation or effective solutions. We estimate that there is a $4 billion global market for treating head lice involving hundreds of millions of cases annually, with 12 million occurring annually in the U.S. alone.



*based on internal estimates.

This is an unusual time in the lice treatment space. It is a long-established problem and industry but presently is exhibiting opportunistic market dynamics.

The lice treatment industry has been dominated for decades by two major consumer brands (RID and Nix) selling over the counter ("OTC") topical treatments based on pesticide formulations. When introduced decades ago these products were highly effective. Research published in Pediatric Dermatology in September 2016 shows, the effectiveness of treatments using the active ingredients in the top OTC brands of lice shampoos in the U.S. are now just 25 percent effective, even when combined with combing out the lice and eggs, and their performance will only decline further in the future as pesticide resistant lice become the norm.

According to research published in the Journal of Medical Entomology in March 2016, 98 percent of head lice in the United States now carry gene mutations for pesticide resistance (up from 37% in 2001). Widespread pesticide resistance has been documented in many other countries as well.

Frustrated by ineffective lice shampoos, many lice sufferers have opted for both the guarantee and the service provided when paying for a professional lice treatment solution from our urgent care clinics. In 2016, we experienced a 79% increase in professional treatments in the 141 U.S. clinics open at that time and we continue to see phenomenal growth both from established clinics and new clinics that are opening each month.

Because of the size of the market and the ineffectiveness of the current market leaders' products, we anticipate there will be a reallocation of solutions both from the established brands and from new players who are seeking to take and retain market share. We believe a new order will immerge and the Lice Clinics of America brand will be a significant part of that new order.

It is against that background that we have continued to develop a comprehensive set of Lice Clinics of America products and services offerings. We now have a guaranteed solution for every budget and every degree of effort a care giver wants to undertake. We plan to distribute our products and services through our Lice Clinics of America branded urgent care centers as well as through national and international retailers. With that level of distribution we can achieve the awareness required to become a "go-to" solution America turns to.

Clearly creating Lice Clinics of America brand awareness is vital to driving customers to our urgent care clinics, and this awareness is achieved not only by national advertising and PR/news stories, but also by introducing our DIY products into the market and getting the brand in front of the 90% of the consumers who currently go to drug and big box stores to purchase topical products. For this reason we have developed a wide array of lice treatment and prevention products. Not only will this help drive Lice Clinics of America brand awareness, but it will provide clinic owners with more items to sell, more price points to address and more customers to delight.

Currently, in addition to our professional heated-air dehydration service which is available at all of our U.S. and international clinics, our Lice Remover Kit, a pesticide-free liquid gel product, is available through our U.S. clinics and through selected Walmart, Target, CVS, Albertsons/Safeway, Giant Eagle and HEB retail stores. Our Home Treatment Kit, which incorporates a home-use version of our patented heated-air dehydration treatment device is available through selected U.S. urgent care clinics.

Competition

We compete in the head lice treatment and removal market. Our primary competition comes from OTC products for do-it-yourself treatment at home, prescription pharmaceutical products and other professional lice-treatment products. Secondarily we face competition from those treating with homeopathic "products" (e.g. mayonnaise, olive oil, tea tree oil, etc.).

Currently 90% of the market is served by OTC products, typically priced in the $10-$20 per treatment range. The current market leaders, RID and Nix have historically captured the majority of the market with their pyrethroid based formulations which today are less than 25% effective even when combined with extensive combing and physical removal of the lice eggs.



But we know that the market leaders will not stand still – their market position is worth hundreds of millions of dollars in annual sales and these brands are owned by global companies with global ambitions. It makes sense that someday soon they will reformulate their failing pesticide based products to formulations that work. Nix Ultra is already doing this with their dimethicone product that is nearly 100% effective when used as directed. It is now nationally distributed and advertising for it is increasing. We also expect to face competition from a variety of other new products and technologies coming onto the market; some with homeopathic positioning (e.g., Vamousse) and others using new technologies (e.g., NovoKid).

Prescription products currently accounts for approximately 9% of the lice treatment market and are typically priced in the $200-$300 range with insurance reimbursement levels plan specific. Recently, several venture-backed pharmaceutical efforts have produced somewhat effective (i.e. 80% effective after two treatments) but expensive drug compounds now seeking to gain market share.

We also compete with other professional lice-treatment services. Treatment services from these "nit-pickers" are in the $150-$250 per person range.

Our Services and Products


Professional
Consumer
Full Service
Home Treatment Kit
Lice Remover Kit
Lice Preventer Kit
CLINICS
Worldwide now
CLINICS
Select Test Markets in 2017
CLINICS + RETAIL
Walmart
Target
CVS
Albertsons
Giant Eagle
H.E.B.
May 2017
CLINICS + ONLINE
Amazon
June 2017

Lice Clinics of America performs professional lice-treatment services, with certified technicians using our exclusive, patented FDA cleared medical device to kill head lice and eggs using just heated air. The company developed v2.0 of its professional device in early 2016 and is planning on releasing v3.0 in 2017.



Our guaranteed clinic treatments are successful 99+% of the time in a single, 1-hour treatment. To date we have successfully treated over 250,000 customers at our clinics.

Research conducted by Robert Hale and Associates shows that 10% of lice sufferers in the U.S. would choose a professional treatment at Lice Clinics of America over all other treatment options. To accommodate them, we anticipate completing the licensing our clinics in 300 U.S. territories by the end of 2017.

We own the clinic in Salt Lake City, Utah. The rest are owned by independent operators who sign license agreements with us. In addition to paying us an initial territory fee for exclusivity, licensees pay us a fixed fee for every treatment they perform in their territories. We intend to expand our

footprint of company owned clinics in the U.S. and in other countries in selected markets where we feel we can impact brand awareness and lead first hand in development of best practices for all clinic owners.

We use a similar model in 32 other countries, although most of those countries have a master area developer (i.e. a master licensor) who has purchased exclusive development rights from us for the entire country.

Although market research shows that the clinic value proposition is very appealing to consumers, with 10% of the market saying they would choose a professional treatment in our clinics over all other options, regardless of the premium price point. However, the price of a full-service treatment can add up quickly for families with multiple children.

To attract as much of the other 90% of the market and fulfill our mission of providing the safest, most effective head lice treatments for everyone, we have designed a new line of products:

- Home treatment using our DIY Heated-Air Device that lets parents and caregivers use the heated air to successfully treat lice infestations at home in a single 1-hour treatment for those that either cannot access one of our clinics or cannot afford the full treatment pricing for all family members; the Home Device is designed to give parents treating multiple kids the efficacy of a heated-air treatment at home at an attractive mid-point price. The Home Device employs a single-use tip with a built-in smart chip to ensure the disposable tip is used for only one treatment. Replacement tips are sold separately.
  - o In 2017, Lice Clinics of America will sell Home Treatment Kits only through its clinics in selected test markets to evaluate what impact those sales will have on clinic treatments. We will gather data on both professional treatments and Home Treatment Kit sales in each of those test clinics and share that with other clinic owners. If we see the positive impacts we expect, we anticipate broadening the U.S. distribution in 2018 through all our clinics, online, and possibly retail channels.
  - o To further mitigate clinic concern regarding cannibalization, a revenue-share program will provide clinic owners with a royalty on Home Treatment Kits sold in their territory. We are evaluating international markets for these product sales as well.
  - o We believe this rollout schedule enables us to hone our marketing tactics and enhance—rather than erode—the clinic side of the business by the introduction of the new Home Device product.

- Home treatment using our pesticide-free liquid gel in a DIY Lice Remover Kit with a special dose control applicator for 100% efficacy eliminating lice and lice eggs at home in two treatments over a 10-day period. The Lice Remover Kit is our patent-pending treatment option for budget-conscious consumers. The kit contains a dimethicone-based gel, a comb-shaped "no mess", accurate dosing dispenser, and a lice comb. The pesticide-free kit will leverage and build the



Lice Clinics of America brand. Research shows that buyers are very interested in a low-cost, effective options that are pesticide-free and come with a money-back guarantee.

- o We sell the Lice Remover Kits in our clinics as well as through retail channels. Walmart, Target, CVS, Albertsons/Safeway, Giant Eagle and HEB begin selling the Lice Remover Kit in a select number of their stores in Spring of 2017. Other national distributors have also signed up to sell the Lice Remover Kit to their network of retailers in 2017.

- Lice Preventer Kit that uses a liquid gel with a special dose control applicator that is 100% effective at preventing lice infestations when used weekly. Many parents want to know how to keep their kids lice-free after treatment. Other parents look for ways to prevent infestations in the first place (particularly after the dreaded note home from school). We developed our Lice Preventer Kit with them in mind. The Prevention Kit uses the same dispenser technology as the Lice Remover Kit to help apply the liquid gel evenly throughout the hair. We recently began selling the Lice Preventer Kit in our clinics and on Amazon.


Lice Clinics
LICE PREVENTER KIT

We believe that there is plenty of room in the market for our professional clinic services as well as our consumer products. We anticipate our consumer products will help elevate the Lice Clinics of America brand as well as provide treatment solutions for every budget and customer preference.


OUR PRODUCT PRICING
$200
$160
$120
$80
$40
Clinic Treatment (Full Service)
Home-Use Dehydration Device
Home-Use Liquid Gel

Intellectual Property and Trademarks

The company benefits from both the ownership of and being the exclusive licensee of a number of utility and design patents, as well as several additional pending patents, in the U.S., EU, Canada, Australia, China, Brazil, India and Israel.

On July 21, 2006, the company entered into an exclusive license agreement with University of Utah Research Foundation. The agreement provides for the use of the intellectual property known as the Ectoparasite Eradication Method and Device. Through that agreement, the company has the rights to use patents issued in the United States, Australia, Israel, and Canada and a pending patent in the EU.

For the home-use heated-air device, the company is the listed as the holder for the patent filed in the United States in June 2016.

In addition, the company holds intellectual property related to the applicator family. Currently, the company holds design patents in the United States and the EU and utility patents in the United States, China, Australia and the EU (covering France, Germany, the UK, Ireland and Spain). The company has a utility patent pending in the US, Brazil, Canada and India.

The company also holds various trademarks both in the US and internationally as well as trademarks for "Lice Clinics of America", and "Urgent Care for Lice Removal" and logos for "Lice Clinics of America" and "Lice Clinics of the UK".

Research and Development

The company invested $1,401,833 in 2016 and $307,127 in 2015 on research and development (expensed in the corresponding current period for financial reporting). These efforts included development of the professional heated-air device v2.0, the home-use heated air device, the liquid gel formulation and dose control dispenser for both our home use treatment product and our home-use prevention product.

Regulatory

The company's professional heated-air device is an FDA-cleared Class I medical device. The professional device is also considered a medical device in most countries in which we do business, and we have worked to make sure that we have clearance for the use of that device, when applicable, in those jurisdictions.

The home-use heated air device is also be a Class I medical device, subject to the FDA's requirements for annual registration, listing of devices, good manufacturing practice, labeling and prohibitions against misbranding and adulteration.

The FDA does not regulate our other home-use products, but some countries do. For example, our liquid gel treatment product, The Lice Remover Kit, is regulated as a medical device in Europe where it has a CE mark.

Our quality management system is certified to the ISO 13485:2003 standard by the notified body BSI.

We rely on regulatory counsel such as xFDA, Inc. and Phil Triolo and Associates LC for regulatory listing and compliance with the FDA. We also rely on authorized representatives such as ProMedt and Emergo to maintain regulatory listing and reporting in other countries.

Due diligence

Due diligence by CrowdCheck, Inc.



TEAM

Officers, Directors and Key Employees.

The company currently has 30 full-time employees and 4 directors. Most of our employees are based at our headquarters in Salt Lake City, Utah. The following officers and key employees are employed full-time.

Name	Position	Date Appointed
Officers:		
Claire Roberts	Chief Executive Officer	June 2013
Scott Wilson	President, Consumer Products	January 2016
Kelly Brodbeck	Chief Strategy Officer	April 2015
Terri Simpson	Chief Marketing and Sales Officer	September 2013
Adam Ward	Chief Operating Officer	January 2013
Perry Christensen	Chief Financial Officer	May 2014
Directors:		
Yuri Pikover	Chairman	Oct 2011
Brent Sloan	Director	May 2012
Jeff Davis	Director	Oct 2016
Claire Roberts	Director	June 2013
Key Employees		
Jennifer Jackenthal	VP of Strategic Clinic Operations	October 2015
Dr. Krista Lauer,	National Medical Director	November 2016

Claire Roberts, Chief Executive Officer



As a former CEO in the manufacturing and technology industries, Claire never aspired to work with head lice as a profession. But the joy she gets from leading an organization that does good for families on a daily basis is unlike anything else in her career. As CEO, Claire has led Lice Clinics of America through three years of triple-digit growth since joining the company in 2013.

Scott Wilson, President - Consumer Products Division



When Scott joined our company in 2016 he was tasked with getting our retail products on the shelves of national retailers. Under his expert leadership those products are currently sold in Walmart, Target, CVS and other retail stores. He keeps our manufacturing, supply chain and distribution channels running smoothly. Scott was most recently the president of NuvoH20 from 2013-2015.

Kelly Brodbeck, Chief Strategy Officer



Kelly joined Lice Clinics of America in 2015 because he believed our company was poised to be a global leader in our industry. He has carefully guided the development and marketing of our line of science-based consumer products. He continues to strategize and position our company in various markets around the world. Kelly was most recently the director of global marketing for Raydiance from 2013-2015.

Terri Simpson, Chief Marketing and Sales Officer



Terri is our rainmaker. Since joining the company in 2013 she has been the driving force behind the rapid expansion of our urgent care clinics across the globe. She leads our domestic and international sales teams. She is also the mastermind behind the marketing and PR initiatives that have worked so well for us and our clinics.

Adam Ward, Chief Operating Officer



Adam is not an attorney, but he feels like it most days. He oversees the legal, quality and regulatory departments, as well as corporate/investor communications. Our resident lice expert since 2013, Adam hobnobs with the world's foremost lice researchers to stay abreast of the latest developments in our industry. On weekends he sings with the Mormon Tabernacle Choir.

Perry Christensen, Chief Financial Officer



Like all good CFOs, Perry keeps our company on track financially. He manages the accounting department and is responsible for our company's finances, reporting and budgeting. Since 2014 Perry has been happy to take on the jobs that the rest of the management team don't want.

Jennifer Jackenthal, VP of Strategic Clinic Operations



Jennifer is a detail-oriented, creative thinker that helps our clinics operate successfully. She provides constant support for our clinic owners by running our training program, coordinating monthly webinars, and maintaining the extensive database of resources our clinics use. She has been with the company since 2015. Jennifer was most recently the director of PCCAPS from 2012-2015.

Dr. Krista Lauer, National Medical Director



Krista is probably the only doctor in the U.S. who specializes in head lice. She joined our company in 2016 after 20 years as a family practitioner. Krista plays a key role in educating our clinics on best practices. She is also our liaison with the media, government agencies and the medical community when it comes to our products and services. Most recently she was the medical director at Anthem Blue Cross Blue Shield in New York from 2014-2016.

Yuri Pikover, Chairman of the Board

Yuri Pikover is the Chairman of the Board of Lice Clinics of America. He has been a Director at Lice Clinics of America for five years (since August 2011). Since 1999, Yuri has been the Managing Director of 37Ventures, a boutique venture fund focusing on growing early-stage startups, and serves on the Board of Directors of various companies. From 1993-2008, he founded and held executive roles in Xylan (which was sold to Alcatel for $1.7 billion), Access360, 5square, and Folsom, and served on the Board of Directors of several dozen companies. Prior to 1993, Yuri held technical and management positions with Micom Systems and Fibermux Corporation.

Brent Sloan, Director

Brent Sloan is a Director at Lice Clinics of America. Brent is the Chief Executive Officer of BaseCamp Franchising, where for over 20 years he has been a leader in the resale franchise industry. During that time he has grown the Kid to Kid and Uptown Cheapskate franchises to dozens of stores throughout the United States. He has a B.A. in Finance from the University of Utah and a J.D. from Southwestern Law School.

Jeff Davis, Director

Jeff Davis is a Director at Lice Clinics of America. Jeff is the President and CEO of Molio, Inc., a creative and analytics company that markets consumer-products brands on YouTube. Prior to founding Molio in February 2015, he was the CEO of Orabrush, Inc. from February 2010 to October 2015. Orabrush, Inc was the first consumer product to be commercialized on a global level using only YouTube. Prior to that Jeff spent 23 years in sales, marketing, brand-building and general management at Proctor & Gamble in the USA and abroad. Jeff has a B.S. in Marketing and a B.A. in German from the University of Utah.

Related Party Transactions

One of our directors, Yuri Pikover, engaged in a series of transactions with the company. These transactions included lending money to the company through secured notes (which had 20% interest rates and a term of either 24 month or 36 months), these notes were eventually retired into a convertible note.

- In June 2016, Mr. Pikover lent the company $600,000, which along with retiring principal amounts of $196,48.84 from an outstanding secured note, was converted to a note with a principal amount of $796,468.84.
- In November 2016, Mr. Pikover lent the company an additional $280,000 a secured note.
- On April 30, 2017, Mr. Pikover lent the company an additional $1,000,000, which together the principal outstanding from the secured notes of $752,796, was represented by one convertible note.

As of April 30, 2017, the only outstanding loan from Mr. Pikover is the one convertible note with a principal value of $1,752,794. . This note bears interest at 20 percent, has a term of one year, and requires monthly interest-only payments until maturity, when the balance is to be paid in full. In the event that the company sells equity shares on or before the date of repayment of these notes, the unpaid balance can be converted into shares of the company's common or preferred stock at a 20% discount rate.

Dulcet Investments, LLC, which is managed by Adam Ward, entered into two loan agreements with the company. The loan entered in on January 25, 2017, had a principal amount of $110,000, an interest rate of 20% and a term of 36 months. The loan entered on March 17, 2017, had a principal amount of $30,000, was interest only at rate of 20%, and has no set term.

Perry Christensen, enter into two loan agreements with the company. The loan entered in on January 17, 2017, had a principal amount of $75,000, an interest rate of 20% and a term of 36 months. The loan entered on March 31, 2017, had a principal amount of $18,000, was interest only at rate of 20%, and was repaid within 30 days.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. You should consider general risks as well as specific risks when deciding whether to invest.

These are the principal risks that relate to the company and its business:

We face significant market competition.
We compete with other lice removal products and services, including over-the-counter (OTC) products and prescription products as well as other professional lice-treatment services (e.g., local "nitpickers"). Many of the companies offering these products have significantly more resources than we do, including some companies backed by venture capital funds and large pharmaceutical companies. If our competitors were to come out with new products that were effective at killing lice and eggs, cost competitive and made it easy for parents to treat at home in a single treatment, or any combination thereof, our business and financial results would be adversely impacted.

Our revenues and profits are subject to fluctuations.
Our financial results have fluctuated in the past and will fluctuate in the future. Additionally, we are launching new products that are not reflected in our previous financial results, which makes it difficult to forecast future results. As a result, you should not rely upon the company's past financial results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies diversifying their offerings. Our financial results can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:
- market acceptance of our new products;
- being able to obtain and maintain visible shelf space in retailors;
- adverse litigation, settlements and other litigation related costs, including litigation related to intellectual property and product liability claims;
- changes in the legislative or regulatory environment or enforcement by government regulators, including fines, orders, or consent decrees related to the use of medical devices, the operation of lice removal clinics or lice removal products; and

- Changes in business and macroeconomic conditions.

We have limited experience producing our home-use products on a commercial scale.
To date, the majority of our revenue has been from clinic based lice treatment services and fees from exclusive licensing agreements. In order to execute our business plans, we need to expand our revenue base to include sales of new at home-use products and therefore we need to continue to establish and maintain relationships with distributors to secure shelf space at retailers and with manufacturers for the production of our products. There is a substantial risk associated scaling up commercialization using new technologies, and a number of factors that could impede our growth. These factors include:
- our ability to advance relationships with strategic partners, including manufacturers and retail outlets for the manufacturing and commercialization of our products;
- our ability to mitigate costs and delays as we scale up, including development of stable distribution networks for our products;
- our ability to effectively price our products;
- our ability to overcome technological challenges inherent in the commercialization of new technologies;
- our ability to manage our growth; and
- our ability to gain market share and effectively compete in this market.

If we are unable to successfully scale up our operations, our business will be harmed.

We are dependent on intellectual property.
Larada Sciences relies and expects to continue to rely on a combination of confidentiality and license agreements with its employees, consultants, territory holders and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights. In the United States and internationally, the company has filed various applications for protection of aspects of its intellectual property, and Larada Sciences currently holds a number of issued patents in multiple jurisdictions. However, third parties have in the past and may in the future knowingly or unknowingly infringe our proprietary rights and challenge our proprietary rights. Further, pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate its business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to those of Larada Sciences and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could have an adverse effect on our business and financial results.

We operate in a market that is subject to changing statutory provisions and regulations and interpretations of those statutory provisions and regulations.
Regulatory authorities and legislative bodies pass inconsistent and constantly-changing laws and regulations, including in the areas of medical devices, topical treatments and import-export

regulations. Currently, we have licensing agreements with individuals in the United States and 31 other countries. Changes in laws and regulations or different interpretations of those laws and regulations could make it difficult or impossible to comply or increase our regulatory compliance burdens and therefore hinder our ability to operate profitably.

We are subject to regulation and industry standard guidelines related to our products.
The FDA, other U.S. and foreign government agencies, and industry associations regulate or provide guidance on some of products that we manufacture. Some of our current and future products might require clearance or approval from the FDA or counterpart regulatory agencies in other countries before they can be marketed or sold. The process for obtaining marketing approval or clearance may be time consuming and expensive and may require us to modify our products. Governmental agencies may also impose new requirements or amend or interpret existing regulations in ways that may require us to modify or re-register our products or otherwise impact our ability to market such products. Even once clearance or approval has been obtained for a product, we will still be obligated to meet the applicable regulatory requirements. Further, our failure to comply with the applicable good manufacturing practices, adverse event reporting, and other requirements of these agencies could hamper or impede the production, marketing or sale of our products and result in fines, delays or suspensions of regulatory clearances, closure of manufacturing sites, seizures or recalls of products and damage to our reputation.

We provide products and services to consumers and issues and perceived concerns related to our product and services could negatively impact our business.
The company's success depends in large part on its ability to maintain consumer confidence in the safety, efficacy and quality of its products and services. The company has rigorous product safety and quality standards for our products and clinic services. However, contaminated or adulterated products, the misuse of our products, and improper services at our clinics, could subject us to liability, including product liability claims, and expensive product recalls. Even if the claims are unsuccessful or without merit, the negative publicity could negatively impact our brand image and reputation, and therefore our bottom line.

We rely on our licensees.
Our earnings depend on our licensees who own and operate our urgent care clinics, and our business and reputation may be harmed by actions of our licensees that are beyond our control. A significant portion of our earnings comes from license payments and per treatment use fees paid by our licensees as well as from the sale of our home-use products through the clinics. Licensees are independent owner-operators, and their employees are not our employees. We depend on our licensees to operate their clinics in a manner consistent with our standards and requirements. This includes hiring of technicians and other personnel as well as performing the treatments to our specifications. Our reputation and image may be harmed if our licensees fail to do so. Further, our licensees may take actions that adversely affect the value of our intellectual property or reputation. This reputation damage could negatively impact our revenues.

The insurance we maintain might not cover all of our losses.
The insurance we maintain, including property, casualty and workers' compensation insurance, may not fully cover all potential exposures. Further, our policies are subject to limitations, including deductibles and maximum liabilities covered. We may incur losses in excess of the

limits or outside the scope of the coverage of our policies including any liabilities associated with product safety.

We are currently operating at a loss.
For the four-month period end April 30, 2016, we have operated at a loss of $513,246, excluding interest, depreciation and amortization. Though we believe we will return to profitability within the current year, if we are unable to realize certain sales projections, we will need to obtain additional equity or loan financing to meet working capital needs.

There is no guarantee that we will be able to fully utilize our net operating loss carryforwards.
We currently have significant tax net operating loss carryforwards ("NOLs") available to us to use as offsets for future federal and state income tax liabilities. Full utilization of these assets could be limited by a variety of factors, including changes in federal and state tax laws and regulations and the interpretations thereof or not having enough future tax liabilities to allow us to recognize the full benefit. Our inability to use these assets or receive the full benefit from them, could negatively affect our bottom line.

If we do not raise sufficient funds we will not succeed.
Larada is offering stock in the amount of up to $1.07 million in this offering, and our minimum to close is $10,000. We also intend to follow this offering with either a Regulation A offering or a Regulation D private placement offering to raise additional funds. If the company manages to raise only the minimum amount of funds sought and does not follow-up with a subsequent Regulation A or Regulation D offering, it will have to find other sources of funding. Additional fundraising in the future may be offered at a lower valuation, which would dilute the interest of investors in this offering, or on more favorable terms – for example, debt financing, which could be positioned ahead of the investors in this offering in terms of seniority.

We have been relying on loans from related parties.
In order to finance the costs associated with introducing new products, we have relied on a series of secured loans from officers and directors. As of April 30, 2017, we had $1,885,916 in outstanding principal amount. See "Related Party Transactions.".

Holders of our secured notes and holders of our Preferred Stock are entitled to potentially significant payments over holders of our Common Stock if we are liquidated, including upon a sale of our company.
Holder of our secured notes hold senior debt and will be paid prior to holders of any of our equity shares, included holders of our Preferred Stock and Common Stock. Further, holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid prior to any disbursements to Common Stock holders. If a liquidation event, including a sale of our company, were to occur that resulted in a distribution of less than approximately $6.5 million to our stockholders, the holders of our secured notes and our Preferred Stock could be entitled to all proceeds of cash distributions.

We are offering a discount on our stock price; this may immediately dilute the value of your stock.
The value of shares of investors who will pay the full price in this offering will be diluted by investments made by investors entitled to a discount, who will pay less for the same stake in the company.

We are subject to registration rights.
As discussed below in "Capital Structure", we are subject to a registration rights granted in an investors rights agreement that provides certain shareholders the right to demand full registration with the SEC in certain circumstances. Registration with and reporting to the SEC can be very burdensome, and in the event any demand for registration is made before we are ready to take on that burden, our resources could be significantly strained.

The securities being offered are non-voting.
We are offering are non-voting Class B Common Stock, so you will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. As your stock is non-voting, you will not have a say in these decisions.

There is no current market for any of our shares of stock.
There is no formal marketplace for the resale of the Non-Voting Common Stock. Shares of Non-Voting Common Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

If we have a Regulation A offering in the near future, additional information might be available to investors in that offering.
In a Regulation A offering, an offering statement has to be filed and reviewed by the SEC, and in the course of preparing that offering statement and responding to the SEC's comments upon review, we may provide information that is different from or additional to the information in this Offering Memorandum.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership
The table below shows the owners of 20% or more of the voting securities of the company, as of June 1, 2017.

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
37Ventures LLC*	1,927,114 shares of Preferred Stock	26.6%**

*Our chairman Yuri Pikover is a managing director of 37Venture LLC.
**Voting power is calculated on issued preferred shares voting on an as converted basis with common stock and does not include warrants, restricted stock and options grants.

Classes of securities

The company is offering Class B Common Stock to investors in this offering.

The following description summarizes important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Amended and Restated Certificate of Incorporation and its Bylaws. For a complete description of Larada Sciences Inc.'s capital stock, you should refer to its Amended and Restated Certificate of Incorporation, and Bylaws, and applicable provisions of the Delaware General Corporation Law.

Larada Sciences Inc.'s authorized capital stock consists of 50,000,000 shares of Common Stock, $0.001 par value per share (of which 30,000,000 are designated Class A Common Stock and 20,000,000 are designated Class B Common Stock), and 10,000,000 shares of Preferred Stock, $0.001 par value per share, of which 5,447,605 are designated as Series A Preferred Stock.

As of June 1, 2017 the outstanding shares of Larada Science Inc. included: 2,996,229 shares of Common Stock and 4,558,757 shares of Series A Preferred Stock.

Common Stock

Dividend Rights
Holders of Common Stock are not entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, unless such dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted at the then-effective conversion rate applicable to such shares of Preferred Stock. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights – Class A Common Stock
Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors other than the Series A directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Voting Rights – Class B Common Stock
Holders of Class B Common Stock are not entitled to vote, except as required by law.

Conversion – Class B Common Stock
Each share of Class B Common Stock shall automatically convert into one share of Class A Common Stock (i) immediately prior to the consummation of a Qualified Public Offering (defined below) or (ii) upon the vote of holders of a majority of Class A Common Stock.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock.

Rights and Preferences
Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Series A Preferred Stock

Dividend Rights
Holders of Series A Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Series A Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Amended and Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each holder of Series A Preferred Stock is entitled to one vote for each share of Class A Common Stock which would be held by each stockholder if all of the Series A Preferred Stock was converted into Class A Common Stock. However, Series A Preferred Stock holders are not entitled to vote on the conversion of Class B Common Stock into Class A Common Stock. Holders of the Series A Preferred Stock are entitled to exclusively elect two Series A directors. Further, the company's CEO shall also serve as a director. The company's CEO and two Series A directors shall appoint two additional directors through a majority vote, one of who shall be an independent director. Specific matters submitted to a vote of the stockholders require the approval of two-thirds of the holders of Series Preferred Stock voting as a separate class. These matters include any vote to:

- liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event;

- amend, alter or repeal any provision of the Certificate of Incorporation or bylaws in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

- create, or authorize the creation of, or issue or obligate ourselves to issue shares of any additional class or series of stock unless that stock ranks junior to the Series A Preferred Stock holders in terms of liquidation distributions, dividend payments and rights of redemption.

- increase the authorized number of shares of Series A Preferred Stock or increase the authorized numbers of shares of any additional class or series of stock unless that stock ranks junior to the Series A Preferred Stock holders in terms of liquidation distributions, dividend payments and rights of redemption;

- reclassify, alter or amend any security that is pari passu with the Series A Preferred Stock in terms of liquidation distributions, dividend payments and rights of redemption, if such action would render the other security senior to the Series A Preferred Shares in respect to any such right, preference or privilege;

- reclassify, alter or amend any security that is junior with the Series A Preferred Stock in terms of liquidation distributions, dividend payments and rights of redemption, if such action would render the other security senior to or pari passu with the Series A Preferred Shares in respect to any such right, preference or privilege.

- purchase or redeem, or pay or declare any dividend or make any distribution on any shares of capital stock other than certain allowable repurchases;

- create or authorize the creation of, or issue, or authorize the issuance of any debt security in excess of $100,000 unless with the prior approval of the Board of Directors, including the approval of at least one Series A Director;

- increase the number of shares authorized for awards under the company's stock plan more than 6,961,270 shares;

- create or hold stock in a subsidiary that is not wholly owned or sell, transfer or otherwise disposed of any stock of any subsidiary (direct or indirect), or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose substantially all of the subsidiary's assets; and

- increase or decrease the number of authorized directors of the company.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of Series A Preferred Stock are entitled to liquidation preference superior to holders of the Common Stock. Holders of Series A Preferred Stock will receive an amount for each share equal to the original price paid ($0.56 per share adjusted for any stock split, stock dividend, recapitalization, or otherwise) plus any declared but unpaid dividends. If, upon such liquidation, dissolution or winding up, the company has additional assets after the payment of the preferential amounts, the remaining assets will be distributed to the holders of all Preferred Stock and Common Stock on a pro rate basis as if all the Series A Preferred Stock been converted to Common Stock. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of all Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Rights and Preferences

The Series A Preferred Stock is convertible into the Common Stock of the company as provided by Sections 4 and 5 of the Amended and Restated Certificate of Incorporation. Each share of Series A Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes liquidation event of the company. The conversion price of the Series A Preferred Stock is equal to the issue price subject to anti-dilution protective provisions that will be applied to adjust the number of shares of

Common Stock issuable upon conversion of the shares of the respective series of Series A Preferred Stock.

Additionally, each share of the Series A Preferred Stock will automatically convert into the Common Stock of the company upon the closing of the sale of shares of Common Stock to the public of at least $1.68 a share or in a firm commitment underwritten public offering, registered under the Securities Act of 1933 with gross proceeds over $10,000,000 ("Qualified Public Offering") or by the occurrence of an event voted on by the two-thirds of Series A Preferred Stock holders. The shares will convert in the same manner as the voluntary conversion.

Holders of our Series A Preferred Stock have a right of co-sale and a right of first refusal to purchase shares in new securities the company may propose to sell after the date of that agreement. The right of first refusal in the agreement will end if the company makes an initial public offering. Further, holders of Series A Preferred Stock are bound by a Right of First Refusal, Co-Sale and Voting Agreement, which grants the right of first refusal for the sale shares of Series A Preferred Stock by key holders and any other holders. Should the company not purchase all the shares, investors and key holders are entitled to a secondary refusal right to purchase those shares.

That agreement also includes drag-along rights, a right of co-sale as well as voting provisions regarding the board of directors, requiring voting for the following individuals as directors: the two series A designees, the CEO and the two individuals selected by the majority of the directors.

Holders of our Series A Preferred Stock have preference over Common Stock.

Registration Rights
After the earlier five years from the date of the investor rights agreement dated December 20, 2013 or 180 days after the effective date of a registration from an IPO, holders of at least 25% of the registrable securities (including preferred and common stockholders) have the right to demand that we use our best efforts to file a Form S-1 registration statement for the registration of the offer and sale of shares of at least 50% registrable securities outstanding, (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10 million), subject to specified conditions and limitations. In addition, If at any time when the company is eligible to use a Form S-3 registration statement, holders of at least 30% of the registrable securities then outstanding have the right to demand the we use our best efforts to file a Form S-3 registration statement with respect to outstanding registrable securities of such Holders having an anticipated aggregate offering price, net of selling expenses, of at least $5 million, In addition, if the company proposes to register the offer and sale of any securities under the Securities Act of 1933 either for our own account or for the account of other shareholders, holders of other registrable securities will have the right, subject to certain exceptions, to include their shares in the registration statement. These registration rights are subject to specified conditions and limitations. The company is obligated to pay all expenses relating to any such demand registrations and piggyback registrations, other than underwriting discounts and selling commissions. The registration rights terminate upon the earliest of (1) immediately before the consummation of an IPO, (2) when the company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act or (3) upon a deemed liquidation event.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

Additionally, the value of the holding of investors who paid the full price in this offering will be diluted by investments made by investors entitled to a discount, who will pay less for the same stake in the company.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it means to be a minority holder

As an investor in Class B Common Stock of the company, your rights will be more limited than the rights of the holders of Class A Common Stock and Preferred Stock who control the company in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to Class A Common Stock of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the years ending December 31, 2016 and 2015 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial Condition

The company, which is a C corporation incorporated in the state of Delaware, was founded in 2006 to commercialize a lice treatment method that quickly kills lice via warm-air dehydration (the "Device"). The company allows licensees to set up urgent care lice treatment clinics using the company's Device and branding worldwide (the "Licensees").   The company generates revenue from Licensees for the rights to the initial set up of such clinics in defined geographic territories as well as ongoing revenue from the Licensee's use of the Device in the performance of lice treatments. The company also generates revenue from the sale of other lice treatment products and accessories (the "Products") which are primarily used by consumers for do-it-yourself, home use. The Products are sold to Licensees and other national retailers for resale to consumers.

Results of operations

Year ended December 31, 2016 compared to year ended December 31, 2015
Revenue for fiscal year 2016 was $7,449,487, nearly double fiscal year 2015 revenue of $3,866,171. The increase in revenue in 2016 reflects the increase in the number of licensed territories sold in the U.S. and in other countries, the increase in lice treatments performed by the Licensees and therefore the corresponding fees paid to the company for the use of its Devices and the increase in the sale of other lice treatment Products sold through the company's distribution channels.

The cost of revenues includes the cost of inventory sold during the period, inventory write-down costs, purchasing costs, shipping and handling expenses to customers and warehousing costs repairs and maintenance on devices, and depreciation of devices and manufacturing assets. Cost of revenue increased to $890,488 for the 2016 fiscal year from $718,997 in 2015 fiscal year, or 24%. This increase was due to a nearly 93% increase in revenue. Gross profits were accordingly $6,558,999 in the 2016 fiscal year compared with $3,147,174 during the 2015 fiscal year.

Expenses include general and administrative costs, sales and marketing costs, and research and development costs. Expense in the 2016 fiscal year increased to $8,025,190 from $3,439,380 in the 2015 fiscal year, or 133%. The increase in expenses were primarily due to:

- An increase in research and development costs to $1,401,833 in 2016 from $307,127 in 2015 (356%) in connection with the company's development of a new device for the professional clinic treatments and the company's research and development of new home-use lice treatment products;
- An increase in sales and marketing costs to $4,966,258 in 2017 from $2,169,596 in 2015 (129%), due to the company's expanded national marketing campaigns; and
- An increase in general and administrative costs to $1,657,099 in 2017 from $962,657 (72%), due to increased personnel and related costs to support the growth of the company.

Other expenses consist of interest expense and other income and expense. For the fiscal year 2016, interest expense increased to $446,733 from $35,120 in fiscal year 2015, this was due to the increase in debt financing to support the company's growth. Other income and expenses increased from $203,975 for the 2016 fiscal year from $1,528 for the 2015 fiscal year, this was primarily driven by litigation expense in connection with defending the company's patents. Therefore, overall total other expenses increased to $650,708 in the 2016 fiscal year from $36,648 in the 2015 fiscal year.

As a result of the factors set out above, the company's net loss increased to $2,117,909 for 2016 from $329,064 in 2015.

Current Fiscal Year

From January 1, 2017 until April 30, 2017, our revenues have increased over the same time period in the prior year by $855,118, or 56%, primarily due to the increase in number of lice treatments performed at our clinics. Our combined cost of revenues and expenses increased by $567,761, or 24% over the same time period.

Liquidity and capital resources

As of April 30, 2017, the company's cash on hand was $267,110. To date, our activities have been funded from our revenues (less our expenses) as well as capital raised from the sale of securities and from loans from officers and shareholders. The company will continue to fund working capital through its ability to generate cash flow from operations and will supplement such cash flow by either sales of securities in this offering, loans from officers and shareholders or an additional security offering.

If the Company raises more than the maximum offering amount in this offering, it may conduct an offering under Regulation D for subscribers who are accredited investors.

The company currently has no material commitments for capital expenditures. See "Use of Proceeds" for additional information on the company's proposed future expenditures.

Indebtedness

On November 29, 2009, the company entered into a convertible note purchase agreement with Bank of North Dakota New Venture Capital Program, a non-profit corporation that is an instrumentality of the State of North Dakota. As of April 30, 2017, the outstanding principal on that loan was $300,000. These notes accrue simple interest at 8% annually and matured in 2015; however, so long as the company is compliant with the notes, the company has been able to obtain extension on a quarterly basis.

Beginning in November 2015 the company entered into a series of loans secured by the assets of the company; as of April 30, 2017 the principal balance raised under these loans was $1,851,704. These loans are secured by a security interest in all assets of the company. These loans were 24-60 months in duration and have interest rates of 15% and 20%.

In March and April of 2017, the company entered into convertible note agreements with an outstanding principal balance of $2,102,794 as of April 30, 2017. These convertible notes are secured by the assets of the company, bear interest at 20 percent, have a term of one year, and require monthly interest-only payments until maturity, when the balance is to be paid in full. See "Related Party Transactions."

Recent offerings of securities
We have made the following issuances of securities within the last three years:

- In March and April of 2017, we issued three secured convertible notes for an aggregate principal amount of $2,102,794 to three individuals in reliance on 4(a)(2)of the Securities Act, for consideration of the retirement of two loans which had aggregate outstanding balances of $970,099 and $1,132,695 in new funds, the proceeds of which were used for general business purposes.

- From February 2014 through July 2015, we issued 1,857,874 shares of Series A Preferred Stock as part of our Series A round in reliance on Rule 506(b) of Regulation D under the Securities Act, for consideration of $1,035,023 and conversion of 9,618 common shares/work performed]. The proceeds of this offering were used for general business purposes.

Valuation
The company determined the share price of the Class B Common Stock in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. .

USE OF PROCEEDS

We are seeking to raise $1,070,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $64,200 if we raise the maximum offering amount.

If we raise the minimum amount, we plan to use the net proceeds as follows:

- Approximately $9,000 for administrative expenses.

 If we raise the maximum offering amount, we plan to use the net proceeds as follows:
- Approximately $400,000 for marketing.

- Approximately $300,000 for new product development, including for developing nations.

- Approximately $200,000 for operating expenses

- Approximately $100,000 for subsidized products and services for the underprivileged.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the company.

Irregular Use of Proceeds

The company currently has no intention to do so, but might incur Irregular Use of Proceeds over $10,000 that may include the repayment of debt.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Annual reports

The company will make annual reports available on its website.

Compliance failure

The company has not previously failed to comply with Regulation CF.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company's profile page on StartEngine.com.